United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Name of Issuer:	Zynaxis, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:  989864103

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.	847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
October 11, 1996




CUSIP No. 989864103
Page 2 of 6 Pages

1. Name of Reporting Person		Alphi Fund LP
					IRS No. 36-3589366

2. Check the appropriate box if a member of a group		(a) [ ]
							(b) [x]

3. SEC Use Only

4. Source of Funds	00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
	N/A

6. Citizenship or Place of Organization	Delaware

7. Sole Voting Power		941,100

8. Shared Voting Power		0

9. Sole Dispositive Power		941,100

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	941,100

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	7.0%

14. Type of Reporting Person		PN



CUSIP No. 989864103
Page 3 of 6 Pages

United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Name of Issuer:	Zynaxis, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:  989864103

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.	847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
October 11, 1996




CUSIP No. 989864103
Page 4 of 6 Pages

1. Name of Reporting Person		Alphi Investment Management Company
					IRS No. 36-3588013

2. Check the appropriate box if a member of a group		(a) [ ]
							(b) [x]

3. SEC Use Only

4. Source of Funds	00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
	N/A

6. Citizenship or Place of Organization	Delaware

7. Sole Voting Power		941,100

8. Shared Voting Power		0

9. Sole Dispositive Power		941,100

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	941,100

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	7.0%

14. Type of Reporting Person		CO

CUSIP No. 989864103
Page 5 of 6 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

		(a) On our last filing on March 29, 1995, there were 7,662,758 shares outstanding, on a fully diluted basis. Subsequent to such filing, the Issuer (1) issued an additional 300,000 shares of Series A Convertible Preferred Stock
(convertible into 600,000 shares of Common Stock) in April
1995; (2) issued an additional 3,000,000 shares of Common
Stock in July 1995 and 1,132,075 shares of Common Stock in
December 1995 in connection with the acquisition of Secretech, Inc.; (3) issued an additional 9,239 shares of Common Stock in 1995 upon the exercise of stock options and to the 401K Plan;
(4) issued an additional 56,604 shares of Common Stock in 1995 in connection with reduction in royalty obligation; (5) issued an additional 500,000 shares of Common Stock in February 1996 in connection with a private placement; (6) issued an additional 152,582 shares of Common Stock in February 1996 in connection with conversion to Common Stock of a short-term promissory note held by a related party; (7) issued an additional 120,000 shares of Common Stock in 1996 in connection with conversion of 60,000 shares of Series A Convertible Preferred Stock into Common Stock; and (8) issued an additional 7,602 shares of Common Stock in 1996.

		Therefore, Alphi currently owns 941,100 shares, consisting of (1) 341,100 shares of Common Stock, (2) 150,000 shares of Series A Convertible Preferred Stock convertible into 300,000 shares of Common Stock, and (3) 150,000 warrants, each warrant exercisable for two shares of Common Stock at $1.00 per Share, for a total of 300,000 shares of common stock, which is 7.3%, based on 13,420,860 Shares currently outstanding as of October 16, 1996.. This latter number of shares is arrived at by adding (1) the number of shares outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended June 30, 1996 (10,240,860 shares) to (2) the number of common shares the preferred stock is convertible into from the most recently filed Form 10-Q (2,880,000 shares) and to (3) the number of shares represented by warrants currently exercisable by Alphi at $1 per Share (300,000 shares).

		(b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 941,100 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

		(c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Sold  	Number of Shares	  Sold Price

09/11/96    	12,900			         0.56
09/12/96	       400			         0.56
09/13/96	     2,800			         0.56
09/16/96	    14,000			         0.60
09/18/96	     2,000			         0.47
09/24/96	     2,200			         0.53
09/26/96	     2,900			         0.50
09/27/96	       800			         0.43
10/02/96	    14,000			         0.37
10/08/96	     3,300			         0.31
10/09/96	     4,000			         0.32
10/10/96	    12,400			         0.26
10/11/96	    39,100			         0.24

These sales were open market transactions executed on the NASDAQ
National Market System.

		(d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

		(e)  Not applicable


				********************

CUSIP No. 989864103
Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:		October 16, 1996
Alphi Investment Management Company, for itself
and, as general partner, for Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner